Exhibit 99.3

SASOL INTEGRATED REPORT 2023 26 INTRODUCTION ABOUT SASOL STRATEGIC OVERVIEW CREATING VALUE PERFORMANCE GOVERNANCE AND REWARDS ADMINISTRATION CHIEF FINANCIAL OFFICER’S STATEMENT Hanré Rossouw // Chief Financial Officer KEY MESSAGES We believe Sasol can make a significant global contribution to innovating for a better world. Mixed financial performance Balance sheet resilience Continued capital returns to shareholders Additional Sasol 2.0 commitments Continued refinement of emission reduction roadmap Disciplined capital allocation PROFITABILITY ROBUST BALANCE SHEET CONTINUED CAPITAL RETURNS R17,00 per ordinary share SELF-FUNDED TRANSITION R15 – 25 billion capital expenditure*** (in FY23 real terms) delivering 2030 greenhouse gas emission reduction target Dear stakeholders As we reflect on our financial results it is important to recognise that profitability was impacted not only by factors within our control, but also by many factors beyond it. We faced various operational challenges as well as a volatile global landscape that impacted on macroeconomic conditions and market dynamics. Business performance was further affected by the underperformance of state-owned enterprises in South Africa, which constrained our supply chains and sales volumes and placed further pressure on our operations. However, our Sasol 2.0 transformation programme (Sasol 2.0) yielded positive results, countering the impacts of some of these challenges. In the first half of the financial year, we benefitted from the rising oil price. In the second half, however, Sasol was negatively impacted by a 16% softening in the oil price which led to an overall decrease for the year of 5%. The impact of this was offset by a 17% weakening in the rand/US dollar exchange rate to an average of R17,77 for the year. Our commodity chemical prices decreased on poor demand. Polyethylene prices declined by 29% compared to the previous year. Lower ethane and energy prices in the latter part of the year contributed positively to margins in our Chemicals Business, however overall chemical margins and global demand remained depressed, negatively impacting this business, particularly in the United States and Europe. In the second half, we made notable improvements in operational performance, underpinned by focused mitigation plans to address the production instabilities earlier in the year. We remain committed to improving the coal quality of our Mining business and restoring volumes at our Secunda Operations, as well as improving overall productivity at our operations. We continue to engage with Transnet to address those hurdles that impact our ability to transport certain chemical products. The challenging macroeconomic environment affecting our Eurasia operations is expected to continue into the next financial year. While the net margin and demand remain constrained, we will continue to manage our production rates in response to the lower demand and to avoid a build-up in inventory. We faced various operational challenges as well as a volatile global landscape that impacted on macroeconomic conditions and market dynamics. However, our Sasol 2.0 transformation programme yielded positive results, countering the impacts of some of these challenges. * Represents ‘Transform’ capital expenditure which is included in the R26 – R32 billion (in FY23 real terms) annual Sasol 2.0 capital targets.

INTRODUCTION ABOUT SASOL STRATEGIC OVERVIEW CREATING VALUE PERFORMANCE GOVERNANCE AND REWARDS ADMINISTRATION

CHIEF FINANCIAL OFFICER'S STATEMENT CONTINUED



MIXED FINANCIAL PERFORMANCE

Earnings before interest and tax (EBIT) of R21,5 billion declined 65% compared to the prior year, mainly due to the impairment of assets, inflationary impact on costs, the softening of the Brent crude oil price and refining margins in the latter part of the year. Excluding inflation and exchange rates, costs increased by R0,4 billion (1%), led by higher labour cost, study costs and maintenance costs. The higher costs were offset by savings from Sasol 2.0 initiatives and the impact of business disposals in FY22.

Cash generated by operating activities increased by 15% compared to the prior year and was largely driven by a year-on-year decrease in working capital, the latter achieved through focused management intervention to conserve cash. We will continue to monitor working capital to ensure that it remains below or within our target of 15,5% to 16,5% on a 12-month rolling average basis.

Maintaining the flexibility of the balance sheet to navigate the evolving global financial landscape remained a key focus. During FY23, we worked to strengthen our balance sheet by issuing a convertible bond of US$750 million in November 2022 and executing several debt refinancing transactions to address our 2024 maturities.

Our liquidity headroom was R109,6 billion (US$5,8 billion) – well above our target of maintaining liquidity of more than US$1 billion.

At 30 June 2023, our total debt excluding leases increased to R124,3 billion from R105,1 billion. This was largely driven by the weaker rand/US dollar closing rate (R18,83 compared to R16,28 in FY22) which had an impact of increasing net debt by R16,2 billion.

We continue to protect the downside risk of the balance sheet, given that net debt has not reduced significantly since FY22. The hedging programme remains in place to mitigate the risk of adverse movements in the oil price and the rand/US dollar exchange rate. The hedging programme did well to manage our price risk during the 2023 financial year. We update it regularly to address changes in our commodity and currency exposure and will continue to reduce the hedge cover ratio as our balance sheet strengthens.

Maintaining the flexibility of the balance sheet to navigate the evolving global financial landscape remained a key focus.

During FY23, we worked to strengthen our balance sheet by issuing a convertible bond of US$750 million in November 2022 and executing several debt refinancing transactions to address our 2024 maturities.

Turnover (Rand billion)


400
300
200
100
0
Rbn
60
50
40
30
20
10
0
%
55,1
52,3
44,4
201,9
272,7
289,7
Jun 21
Jun 22
Jun 23
Turnover
Gross margin %

SASOL INTEGRATED REPORT 2023 27

SASOL INTEGRATED REPORT 2023 28 INTRODUCTION ABOUT SASOL STRATEGIC OVERVIEW CREATING VALUE PERFORMANCE GOVERNANCE AND REWARDS ADMINISTRATION CHIEF FINANCIAL OFFICER’S STATEMENT CONTINUED Sasol 2.0 transformation programme and Reset The Sasol 2.0 transformation programme’s objectives are to enable the business to be more competitive, cash generative and able to deliver attractive and sustainable returns even in a low oil price environment. The EBITDA contribution of our Sasol 2.0 transformation programme to date is R13,5 billion versus a target of R8,5 billion by FY23. This has given us some headroom to withstand the impact of the volatile economic landscape and higher inflation and was mainly achieved through the implementation and continuous assessment and refinement of the operating model as well as embedding market-driven strategies to improve customer experience and increase the profitability of our products. Given the impact of the external operating environment, we acknowledge the need to intensify our efforts to remain resilient and profitable. We therefore revise our Reset targets The increased targets will require innovation and focused delivery. Our focus for Sasol 2.0 remains to bolster the strength and maturity of initiatives and we are confident that we will maintain momentum in achieving the targets for the coming financial years. Continued refinement of emission reduction roadmap We remain committed to the decarbonisation of our current assets and have made good progress in the further development of our 2030 greenhouse gas emission (GHG) reduction roadmap. For our Energy Business, we have selected a fine coal solution – briquetting – as a potential key enabler for the main reduction lever of coal-fired boiler turndown resulting in more efficient use of our feedstock. We have progressed our ambition to integrate 1 200 MW of renewable energy into our operations by 2030 by signing more than 600 MW of power purchase agreements which will progressively come online by 2026 or earlier. We have also narrowed down the options to reduce our steam demand and increase our waste heat recovery to produce more steam to close the steam gap resulting from the boiler turndown. Remeasurement items increased significantly in FY23 to a loss of R33,9 billion compared to a gain of R9,9 billion in the prior year. This is mainly due to the full impairment of the Secunda liquid fuels refinery cash generating unit (CGU) at year end. The main drivers resulting in the impairment were the higher weighted average cost of capital rate on the back of higher global interest rates and its associated impact on the cost of debt, higher feedstock cost assumptions and the revised production profile based on the updated emission reduction roadmap. Macroeconomic conditions have led to a sharp increase in liquid natural gas (LNG) commodity prices, and we therefore deem LNG unaffordable as a substitute for coal in our process. As a result, we have placed on hold the expenditure on additional gas reforming capacity and are exploring a number of technology and feedstock solutions to partially recover volume post FY30, estimated at 6,7mt/a (FY22: 7,5 mt/a). However, the maturity thereof needs to be progressed before it can be incorporated in the impairment evaluation of our Secunda liquid fuels refinery CGU, thus a full impairment of the CGU was recognised. Although the chemical CGUs in the Secunda complex were also negatively impacted, their respective recoverable amounts remained above carrying values given the products‘ higher derivative value. Continued capital returns to shareholders We remain committed to delivering sustainable shareholder returns and stepping up cash returns as we reach our net debt targets. In FY22, we reinstated dividends to shareholders and continued in FY23 with an interim dividend of R7,00 per ordinary share. We are pleased to declare a final dividend of R10,00 per ordinary share for the year ended 30 June 2023. We continue to look at further deleveraging the balance sheet in support of a sustainable dividend of between 2,8 to 2,5 times cover of core headline earnings per share. DISCIPLINED CAPITAL MANAGEMENT AND LAUNCH OF SASOL VENTURES At our Capital Markets Day in 2021, we communicated an updated capital allocation framework and governance structure to give clarity on our approach to optimising risk-weighted returns for the long term. We remain on track to keep the level of capital spending to maintain and transform the business within a R26 billion – R32 billion per annum range (in FY23 real terms). At these levels, we continue to safeguard capital investment to ensure safe and reliable operations and meet our self-funded 2030 GHG reduction targets. The capital required for our 30% GHG emission reduction is a cumulative R15 billion – R25 billion (in FY23 real terms) up to 2030 and is included in the R26 billion – R32 billion annual capital targets. There was very limited capital spend in this category in FY23. ‘Transform’ capital spend of R0,5 billion is planned for FY24, with peak transform capital spending forecast for FY26 to FY28. Discretionary cash flow generation will start to build steadily over the next few years as we further de-lever the balance sheet and realise the incremental benefits of Sasol 2.0. In our second order of allocation, our approach to discretionary growth capital will revolve around prioritising delivery of competitive and sustainable quality earnings through long-term growth initiatives in collaboration with partners, such as through our proposed joint venture with Topsoe JV (subject to approval by relevant authorities), and other smaller high yield growth projects. A further capital efficient manner in which we will support the Transition and Reinvent horizons of our strategy is through Sasol Ventures, which we launched in February 2023. Sasol Ventures is aimed at investment in new and emerging technologies aligned to Sasol’s sustainability journey. The activities of Sasol Ventures will complement and support the internal Research and Technology function, and we look forward to strong synergistic and strategic benefits from this integration. Environmental, social and governance (ESG) reporting We are progressing with the evaluation of our ESG reporting framework in relation to the future requirements of various standard-setting bodies including the International Sustainability Standards Board and the European Corporate Sustainability Reporting Directive. In this way, we continue to drive compliance and the integration of sustainability in our reporting. We are required to commence reporting in this respect from the 2025 financial year end.

SASOL INTEGRATED REPORT 2023 29 INTRODUCTION ABOUT SASOL STRATEGIC OVERVIEW CREATING VALUE PERFORMANCE GOVERNANCE AND REWARDS ADMINISTRATION CHIEF FINANCIAL OFFICER’S STATEMENT CONTINUED Sasol BEE ordinary shares (%) 6 331 347 ˇ 99,52 (99,59) 0,48 (0,41) Non-Public ˇNumber of shares in issue Public Conclusion While the year was challenging, we remain positive that the progress we achieved in improving operations in the second half will extend and be further improved in the next financial year. Our capital allocation framework serves as the foundation for our investment decisions. This framework ensures a well-rounded strategy for addressing our capital requirements across competing priorities. We continue to prioritise our ‘Maintain’ capital to ensure we have stable and reliable operations well into the future. As we progress our emission reduction roadmap, our pathways are becoming increasingly defined. We continuously evaluate and enhance our ‘Transform’ capital spend towards our roadmap, ensuring that we make the most cost-effective decisions. Looking ahead, we expect the uncertain global economic environment to continue weighing on prices and demand in the short to medium term, with continued volatility in oil prices and weak margins for refined products and chemicals. We anticipate ongoing high inflation, which requires careful management of costs and capital strategies. SASOL’S BROAD-BASED BLACK ECONOMIC EMPOWERMENT Sasol Khanyisa was implemented on 1 June 2018. Sasol Khanyisa has been designed to comply with the revised B-BBEE legislation in South Africa and seeks to ensure ongoing and sustainable Broad-Based Black Economic Empowerment (B-BBEE) ownership credentials for Sasol Limited. Sasol Khanyisa contains a number of elements structured at both a Sasol Limited and at a subsidiary level, Sasol South Africa Limited (SSA) which is a wholly-owned subsidiary of Sasol Limited and houses the majority of the Group’s South African operations. Sasol Khanyisa Tier 1 was concluded in 2021. At the end of 10 years, or earlier if the underlying funding has been settled, the participants in Khanyisa Tier 2, will exchange their SSA shareholding on a fair value-for-value basis for Sasol BEE ordinary shares to the extent that value was created during the transaction term. Sasol BEE ordinary shares can only be traded between Black Persons on the Empowerment Segment of the JSE. This transaction will therefore ensure evergreen B-BBEE ownership credentials for Sasol Limited. Our strategic response is based on three pillars to navigate the challenging landscape and ensure our resilience. Adaptability to market dynamics: Our ability to swiftly adjust our strategies and operations in response to changing market conditions is critical. By staying agile, we effectively mitigate risks. Margin optimisation: We are committed to optimising our margins by identifying operational efficiencies, streamlining processes and exploring innovative value-added solutions. Cost competitiveness: We will continue to drive strict cost and capital discipline through our Sasol 2.0 programme. Despite the many uncertainties of our external and operating environment, I have the utmost confidence in Team Sasol’s ability to adapt, thrive and deliver. Hanré Rossouw Chief Financial Officer 3 1 August 2023 The Ixia Coal transaction, which became effective on 29 September 2010, is a B-BBEE transaction, in line with Sasol Mining’s empowerment strategy and its commitment to comply with the objectives of legislation in South Africa. The members of Ixia Coal, through WipCoal (Pty) Ltd and Sasol Mining Holdings (Pty) Ltd, subscribed to a 20% share in Sasol Mining. The members contributed in cash in their respective shareholding of 51% and 49% to Ixia Coal, while the balance of the contribution was funded through preference share debt. The transaction resulted in WipCoal effectively owning 10,2% of the equity in Sasol Mining. The Tshwarisano B-BBEE transaction came into effect on 1 July 2006. In terms of the agreement, Tshwarisano LFB Investment (Pty) Limited (Tshwarisano), an independent third party which does not form part of the Sasol Group, acquired a 25% shareholding in Sasol Oil (Pty) Limited. Sasol provided considerable facilitation and support for Tshwarisano’s financing requirements. Acknowledging the need to broaden the participation in the economy of previously disadvantaged South Africans, over the years Sasol has implemented a number of Broad-Based Black Economic Empowerment (B-BBEE) transactions in South Africa. These include: